Exhibit 2.1

September 17, 2012

Biota Holdings Limited (ACN 006 479 081)

Unit 10, 585 Blackburn Road

Notting Hill, Victoria 3168 (Biota).

Nabi Biopharmaceuticals

12270 Wilkins Avenue

Rockville, Maryland 20852 (Nabi).

Strictly confidential

Merger Implementation Agreement

The parties to this deed refer to the Merger Implement Agreement between the parties dated 22 April 2012 as amended by the Merger Implementation Agreement Amendment dated 6 August 2012 (the MIA).

The parties have agreed to amend the terms of the MIA, with effect on and from the date of this deed, on the terms set out in this deed. Each party will responsible for their own costs incurred in connection with the changes to the proposed Merger as set out in this deed.

All capitalised terms in this deed have the meaning given to them in the MIA. A reference to $ is a reference to the lawful currency of Australia. A reference to US$ is a reference to the lawful currency of the United States.

1.	Amendments to clause 1.1 of the MIA

Clause 1.1 of the MIA is amended as follows:

(a)	the definition of “Scheme” is amended by inserting the words “or in such other form as may be agreed upon in writing by the parties from time to time, which other form may include a replacement scheme of arrangement for a scheme of arrangement previously the subject of a court order pursuant to section 411(1) of the Corporations Act” immediately after the words “date of this Agreement”;

(b)	the following new definition is inserted immediately above the definition of “ATO”:

“ASX Market Rules means the market rules of the ASX.”;

(c)	the following new definition is inserted immediately above the definition of “Business Day”:

“Biota VWAP Certificate means a certificate signed by two Biota Directors confirming that the Biota Board, in the exercise of its fiduciary or statutory duties, has determined to terminate this Agreement due to the Ten Day VWAP being higher than $0.86.”;

(d)	the definition of “End Date” is amended by deleting the words “31 October 2012” and replacing them with the words “30 November 2012”;

(e)	the following new definition is inserted immediately above the definition of “FTC”:

“First Meeting means the earlier of the Scheme Meeting and the Nabi Merger Approval Meeting.”;

(f)	the following new definition is inserted immediately above the definition of “Named Biota Employees”:

“Nabi VWAP Certificate means a certificate signed by two Nabi Directors confirming that the Nabi Board, in the exercise of its fiduciary or statutory duties, has determined to terminate this Agreement due to the Ten Day VWAP being lower than $0.62.”;

(g)	the definition of “Scheme Booklet” is deleted and replaced with the following definition:

“Scheme Booklet means the explanatory memorandum to be prepared in respect of the Scheme in accordance with the terms of this Agreement and to be despatched by Biota to Biota Shareholders, including the Independent’s Expert’s Report, any Investigating Accountant’s Report, the Scheme, the Nabi Deed Poll and the Notice of Meeting, as amended or supplemented from time to time.”;

(h)	the following new definition is inserted immediately above the definition of “Third Party”:

“Ten Day VWAP means the Ten Day VWAP determined in accordance with clause 4.2(d).”; and

(i)	the following new definition is inserted immediately above the definition of “Vested Biota Share Right”:

“US$ Ten Day VWAP means the Ten Day VWAP converted into US dollars using the historical daily exchange rate of the Australian dollar against the US dollar on each corresponding day of the Ten Day VWAP, as published by the Reserve Bank of Australia.”.

2.	Amendment to clause 4.2(a) of the MIA

(a)	Clause 4.2(a) of the MIA is deleted and replaced with the following:

“Subject to the Scheme becoming Effective and clauses 4.2(b), 4.2(c) and 4.3, Nabi agrees in favour of Biota that, in consideration for the transfer to Nabi of each Scheme Share under the Scheme, Nabi accepts such transfer, and provides to each Scheme Shareholder such number of New Nabi Shares for each Scheme Share held by them, determined in accordance with paragraph (i) below, provided however that if Nabi completes a reverse stock split prior to the Implementation Date, then the number of New Nabi Shares for each Scheme Share calculated in accordance with paragraph (i) below will be adjusted in accordance with paragraph (ii) below.

(i)	The number of New Nabi Shares to be issued by Nabi to each Scheme Shareholder for each Scheme Share held by them, is equal to:

NN x (1 – Cash Ratio)
NBD x Cash Ratio

where:

NN is the number of Nabi Shares outstanding as at 17 September 2012 (28,328,034) plus 1,187,335 (being one third of the number of Nabi stock options on issue as at 17 September 2012).

NBD is the number of Biota Shares outstanding as at 17 September 2012 calculated on a fully diluted basis, being 187,402,665 (comprising 182,763,561 Biota Shares and 4,639,104 Biota Share Rights which will vest on Court approval of the Scheme).

Cash Ratio is the exchange ratio determined in accordance with the following formula:

Cash Ratio =	US$ 27 million
US$ 27 million + BMC

where:

BMC is Biota’s market capitalisation calculated by multiplying the US$ Ten Day VWAP by NBN .

NBN is the number of Biota Shares outstanding as at 17 September 2012 on a non diluted basis, being 182,763,561.

(ii)	In the event that Nabi completes a reverse stock split prior to the Implementation Date, then the number of New Nabi Shares for each Scheme Share calculated in accordance with paragraph (i) above is adjusted in accordance with the following formula:

NNS x	NN – NSC
NN

where:

NNS is the number of New Nabi Shares calculated in accordance with paragraph (i) above.

NN is the number of Nabi Shares outstanding immediately prior to the reverse stock split.

NSC is the reduction in the number of Nabi Shares outstanding as a result of the reverse stock split.

It is noted that the purpose of this formula is to preserve the respective percentage of shares of Nabi’s issued stock to be held immediately after the Implementation Date by Scheme Shareholders (collectively) on one hand and Nabi Stockholders immediately prior to the Implementation Date (collectively) on the other hand (subject in each case to rounding), so that Nabi Stockholders interest in Nabi immediately after the Implementation Date reflects the Cash Ratio.”

(b)	The following new clause 4.2(d) is inserted into the MIA:

“The Ten Day VWAP is determined as follows:

(i)	the Ten Day VWAP means, subject to paragraphs (ii) and (iii) below, the volume weighted average sale price of Biota Shares on the ASX (excluding (1) a transaction classified under the ASX Market Rules as a “Special Crossing” (as defined in the ASX Market Rules) and (2) a “Crossing” (as defined in the ASX Market Rules) outside the “Open Session State” (as defined in the ASX Market Rules)) during the last ten Trading Days up to and including the Trading Day that is immediately prior to the First Meeting;

(ii)	if the Ten Day VWAP determined under paragraph (i) is greater than $0.86, the parties agree that the Ten Day VWAP will be taken to be $0.86; and

(iii)	if the Ten Day VWAP determined under paragraph (i) is less than $0.62, the parties agree that the Ten Day VWAP will be taken to be $0.62.”

3.	Amendment to clause 6.2(l)

Clause 6.2(l) of the MIA is deleting and replaced with the following:

“(Nabi Deed Poll)

(i)	prior to the First Court Date, execute the Nabi Deed Poll; and

(ii)	in the event that the parties agree in writing to amend the Scheme after Nabi has executed the Nabi Deed Poll, execute a further deed poll in favour of the Scheme Shareholders giving effect to that amendment;”

4.	Amendment to clause 12.2(d)

Clause 12.2(d) of the MIA is amended by deleting that clause and inserting the following new clause 12.2(d):

“For the avoidance of doubt, the Biota Break fee will not be payable merely by reason that (1) the Scheme is not approved by Biota Shareholders at the Scheme Meeting or (2) that Biota has terminated this Agreement in accordance with clause 13.3(c) of this Agreement.”

5.	Amendment to clause 12.3(d)

Clause 12.3(d) of the MIA is amended by deleting that clause and inserting the following new clause 12.3(d):

“For the avoidance of doubt, the Nabi Break fee will not be payable merely by reason that (1) the Nabi Merger Proposals are not approved by Nabi Stockholders at the Nabi Merger Approval Meeting or (2) that Nabi has terminated this Agreement in accordance with clause 13.2(b) of this Agreement.”

6.	Amendments to clause 13.2

Clause 13.2 of the MIA is amended by deleting that clause and inserting the following new clause 13.2:

“Termination by Nabi

Nabi may terminate this Agreement:

(a)	at any time before 8am on the Second Court Date by notice in writing to Biota if the Biota Board publicly changes (including by attaching qualifications to) or withdraws its statement that it considers the Scheme to be in the best interests of Biota Shareholders or its recommendation that Biota Shareholders approve the Scheme, in either case in accordance with clause 8.1(b), or publicly recommends, promotes or otherwise endorses a Superior Proposal; or

(b)	at any time prior to the First Meeting, if the 10 Day VWAP is less than $0.62 and Nabi provides Biota with a Nabi VWAP Certificate.”

7.	Amendments to clause 13.3

Clause 13.3 of the MIA is amended by deleting that clause and inserting the following new clause 13.3:

“Termination by Biota

Biota may terminate this Agreement:

(a)	at any time before 8am on the Second Court Date by notice in writing to Nabi if the Nabi Board publicly changes (including by attaching qualifications to) or withdraws its statement that its considers the Merger to be in the best interests of Nabi Stockholders or its recommendation that Nabi Stockholders approve the Nabi Merger Resolutions, in either case in accordance with clause 8.2(a), or publicly recommends, promotes or otherwise endorses a Superior Proposal;

(b)	if Nabi does not comply with its obligations under clause 6.2(o); or

(c)	at any time prior to the First Meeting, if the 10 Day VWAP is greater than $0.86 and Biota provides Nabi with a Biota VWAP Certificate.”

8.	References to US $54 million in the MIA

All references in the MIA to “US$54 million” are deleted and replaced with the words “US$27 million”.

Biota and Nabi agree that this letter constitutes a deed and may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Clause 15.11 (Governing law and jurisdiction) of the MIA applies to this letter.

EXECUTED AND DELIVERED AS A DEED

Executed as a deed in accordance with section 127 of the Corporations Act 2001 by Biota Holdings Limited:

/s/ Peter Cook	/s/ Damian Lismore
Director Signature	Secretary Signature

Peter Cook	Damian Lismore
Print Name	Print Name

Executed as a deed by Nabi Biopharmaceuticals

By:	/s/ Raafat E. F. Fahim

Name:	Raafat E. F. Fahim

Title:	President and Chief Executive Officer